December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (203) 799-4333

Richard W. Davies
Vice President, General Counsel & Secretary
Hubbell Incorporated
584 Derby Milford Road
Orange, CT

> **Re: Hubbell Incorporated**
> **Definitive 14A**
> **Filed March 20, 2007**
> **File No. 001-02958**

Dear Mr. Davies:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Benchmarking, page 14

1.   We note your response to our prior comment 3. As it appears you have benchmarked compensation of your named executive officers to the general manufacturing companies referenced in your response, you must identify all such companies. Please confirm that in future filings you will provide such disclosure.

Incentive Compensation Plan, page 16

2.   We note your response to our prior comment 6. Please provide a more detailed discussion supporting your conclusion that disclosure of such objectives would result in competitive harm. For example, but without limitation, describe in your response letter how a competitor would be able to use the disclosed quantification of operating profit and trade working capital objectives and the disclosed details

of the strategic objectives of the individual business units to derive your costs, pricing, cash flow and product performance and why information about a past fiscal period would cause you competitive harm in the future.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel